Exhibit 99.2

April 9, 2017

Mr. Anatoly Hurgin, CEO

Ability, Inc.

Yad Harutzim 14 Tel Aviv 6770007

Dear Anatoly,

Re: Resignation from the Board of Directors

I am writing to inform you of my decision to resign my position on the Board of Ability, Inc., effective immediately.

Best regards,

/s/ Efraim Halevy

Efraim Halevy